SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2009
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)

Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Interim Financial Statements for the three and nine months ended September 30, 2009.
2.	Management's Discussion and Analysis for the three and nine months ended September 30, 2009.
3.	Canadian Form 52-109F2 Certification of Interim Filings – COO.
4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 26, 2008 (File No. 333-153698).

Document 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Under Creditor Protection Proceedings from March 5, 2009 to September 15, 2009 – note 1)

(CDN$ thousands)	September 30 2009	December 31 2008
	(unaudited)	(audited)
Assets (note 10)
Current
Cash and short-term investments	1,172	5,994
Restricted cash (note 1)	22,902	--
Accounts receivable (note 17)	13,560	69,181
Bridge facility receivable (note 17)	--	14,000
Prepaid expenses and deposits	3,048	3,444
	40,682	92,619
Nova Scotia offshore term deposits (note 7)	15,167	15,167
Long term portion of lease prepayment (note 8)	291	727
Property, plant and equipment, net (notes 5, 6, 9)	280,546	311,703
	336,686	420,216

Liabilities
Current
Accounts payable and accrued liabilities	17,295	90,585
Revolving credit facility (note 10)	16,471	43,263
	33,766	133,848
Convertible preferred shares (note 11)	15,465	17,194
Asset retirement obligations (note 12)	15,166	16,698
Future income taxes (note 13)	--	10,754
	64,397	178,494
Contingencies and commitments (note 20)
Subsequent events (note 21)

Shareholders' Equity
Share capital (note 14)	279,641	261,845
Equity portion of preferred shares (note 14)	1,969	2,320
Warrants (note 14)	147	3,946
Contributed surplus (note 14)	25,963	19,624
Deficit	(35,431)	(46,013)
	272,289	241,722
	336,686	420,216
See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Marvin Chronister”	(Signed) “Richard Watkins”
Marvin Chronister	Richard Watkins
Chairman	Director

Canadian Superior Energy Inc.	Q3 2009 FS	Page 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT
(Under Creditor Protection Proceedings from March 5, 2009 to September 15, 2009 – note 1)
For the three and nine months ended September 30
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(CDN$ thousands, except per share amounts)	2009	2008	2009	2008

Revenue
Petroleum and natural gas sales	6,058	20,739	24,340	62,399
Transportation	(145)	(188)	(503)	(613)
Royalties	(70)	(3,360)	(2,113)	(11,133)
	5,843	17,191	21,724	50,653
Financial instruments (note 19)
Realized losses	--	(57)	--	(536)
Unrealized gain	--	1,140	--	877
	5,843	18,274	21,724	50,994
Interest and other income	317	142	1,056	452
Gain on corporate acquisition (note 5)	8,523	--	8,523	--
Gain on asset disposition (note 6)	35,636	--	35,636	--
	50,319	18,416	66,939	51,446

Expenses
Operating	2,446	4,738	10,314	11,214
General and administrative	3,398	3,376	10,822	9,432
Restructuring costs (note 1)	10,504	--	18,855	--
Stock based compensation (note 14)	668	1,695	2,042	4,825
Depletion, depreciation and accretion	7,294	10,797	25,513	29,770
Interest on preferred shares (note 11)	352	338	1,070	984
Interest on credit facilities (note 10)	227	460	2,304	1,731
Interest on creditor claims and receiver advances (note 1)	2,776	--	2,776	--
Foreign exchange gain	(1,240)	(412)	(3,064)	(1,030)
Loss on investment (note 17)	68	--	258	--
Loss on abandonment (note 12)	116	59	406	122
Bad debt expense	25	--	112	--
Capital taxes	--	237	--	699
	26,634	21,288	71,408	57,747
Income (loss) before income taxes	23,685	(2,872)	(4,469)	(6,301)
Future income tax recovery (note 13)	(5,771)	(755)	(15,051)	(732)
Net income (loss) and comprehensive income (loss)	29,456	(2,117)	10,582	(5,569)
Deficit, beginning of period	(64,887)	(25,707)	(46,013)	(22,255)
Deficit, end of period	(35,431)	(27,824)	(35,431)	(27,824)
Basic and diluted earnings (loss) per share (note 14)	$0.17	$(0.01)	$0.06	$(0.04)
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q3 2009 FS	Page 2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Under Creditor Protection Proceedings from March 5, 2009 to September 15, 2009 – note 1)
For the three and nine months ended September 30
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(CDN$ thousands)	2009	2008	2009	2008

Cash provided by (used in):

Operating
Net income (loss)	29,456	(2,117)	10,582	(5,569)
Items not involving cash:
Depletion, depreciation and accretion	7,294	10,797	25,513	29,770
Stock based compensation	668	1,695	2,042	4,825
Share dividends paid on preferred shares	--	229	--	666
Accretion expense on preferred shares	118	110	382	316
Unrealized gain on financial instruments	--	(1,140)	--	(877)
Loss on investment	68	--	258	--
Shares received for interest on bridge facility	--	--	(258)	--
Future income tax recovery	(5,771)	(755)	(15,051)	(732)
Change in the carrying cost of preferred shares	(1,324)	553	(2,111)	955
Loss on abandonment	116	59	406	122
Gain on corporate acquisition	(8,523)	--	(8,523)	--
Gain on asset disposition	(35,636)	--	(35,636)	--
Asset retirement expenditures	(117)	(101)	(462)	(229)
	(13,651)	9,330	(22,858)	29,247
Changes in non-cash working capital (note 16)	(23,065)	3,387	(7,462)	729
	(36,716)	12,717	(30,320)	29,976

Financing
Issue of common shares	(13)	37,743	(90)	39,594
Revolving credit facility advances	16,471	7,438	16,471	25,500
Revolving credit facility repayments	(34,600)	--	(43,263)	--
Restricted cash payments	(22,902)	--	(22,902)	--
Changes in non-cash working capital (note 16)	84	364	(624)	870
	(40,960)	45,545	(50,408)	65,964

Investing
Exploration and development expenditures	(55,872)	(39,516)	(85,264)	(77,866)
Acquisition, net of cash and working capital acquired (note 5)	--	--	--	(21,769)
Cash acquired on corporate acquisition (note 5)	215	--	215	--
Proceeds from dispositions (note 6)	146,644	--	155,706	940
Change in non-cash working capital (note 16)	(21,062)	(2,726)	5,249	7,042
	69,925	(42,242)	75,906	(91,653)
Increase (decrease) in cash and short-term investments	(7,751)	16,020	(4,822)	4,287
Cash and short-term investments, beginning of period	8,923	1,925	5,994	13,658
Cash and short-term investments, end of period	1,172	17,945	1,172	17,945
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q3 2009 FS	Page 3

CANADIAN SUPERIOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Under Creditor Protection Proceedings from March 5, 2009 to September 15, 2009 – note 1)
September 30, 2009
(all tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Creditor protection and Plan of Arrangement

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and a liquefied natural gas regasification (“LNG”) project, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

(a) CCAA Proceedings

On March 5, 2009 (“Petition Date”), Canadian Superior made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection for 20 days, which was subsequently extended to May 4, 2009, June 4, 2009, July 24, 2009 and finally to September 15, 2009. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA proceedings.

In addition to the Initial Order, on February 11, 2009, Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s participation interest in Block 5(c) Trinidad pursuant to a court order granted by the Court (the “Receivership Proceedings”). The Receiver assumed temporary operatorship of the Block 5(c) Trinidad properties. This Interim Receivership had no effect on the creditors subject to the CCAA Initial Order.

On August 17, 2009, the Company filed with the Court a Plan of Arrangement (the “Plan”). The purpose of the Plan was to affect a compromise and settlement of all affected claims in order to allow the Company to restructure its affairs for the benefit of all stakeholders, with a view to expediting the recovery of amounts owed to obtain payment in full for the affected creditors. The details of the Plan were as follows:

	•	The Company would acquire all the shares of Challenger Energy Corp. (“Challenger”) pursuant to the terms of the Arrangement Agreement, including its 25% interest in Block 5(c) (Note 5);
	•	The Interim Receivership proceedings would be terminated;
	•	BG International Limited (“BG”) would acquire a 45% interest in Block 5(c) from the Company for US$142.5 million (Note 5);
•
BG would withhold two amounts from the purchase price; the first amount was the Receivers claim of US$52.0 million plus costs and the second amount was US$20.0 million to be held in escrow by BG as operator under the Joint Operating Agreement (“JOA”) (Note 6);

	•	The Company would pay to the Monitor an amount sufficient to fund the affected creditors’ pool and disputed claims reserve; and
	•	The Company would enter into a new revolving credit facility and security agreement with a Canadian chartered bank for $25.0 million.

On September 11, 2009, the creditors approved the Plan under the CCAA. On September 14, 2009, the Plan was sanctioned by the Court. The Plan was implemented following the various transactions that were completed on September 15, 2009 (the “Effective Date”). Accordingly, the Company emerged from CCAA protection.

On July 10, 2009, the Court approved an Arrangement Agreement contemplating a plan wherein the Company would acquire all the issued and outstanding shares of Challenger by the issuance of 0.51 shares of the Company in exchange for each share of Challenger. On September 9, 2009, an Annual and Special meeting of the Company’s shareholders was held at which time the shareholders voted in favour of the Arrangement Agreement. The shareholders of Challenger approved the Arrangement Agreement on August 7, 2009.

On August 10, 2009, the Company entered into a Settlement Agreement with Palo Alto Investors, LLC (“PAI”), a shareholder of the Company, which at the date of the Settlement Agreement held 9.3% of the Company’s outstanding common shares. The provisions of the Settlement Agreement became effective upon approval of the Monitor and the Court in the CCAA proceedings. The agreement stated, if by August 11, 2009, each of the new Directors did not consent in writing to act as a director of the Company, then the Settlement Agreement would terminate. The provisions of the Settlement Agreement were as follows:

Canadian Superior Energy Inc.	Q3 2009 FS	Page 4

1.	Creditor protection and Plan of Arrangement (continued)

• The Company’s 2009 Annual General Meeting would be held on September 9, 2009;
• The mailing of the Management Proxy Circular would be mailed no later than August 17, 2009;
• The Company would issue a press release announcing the Annual General Meeting, filing date of material and the names of the Board nominees; and
• Within 30 days of exiting CCAA and upon request for payment by PAI, the Company would pay certain expenses of PAI.

(b) Basis of presentation and going concern issues

The Company’s consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles (“GAAP”) as applied by the Company prior to the CCAA proceedings. While the Company had filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The CCAA proceedings provided the Company with a period of time to stabilize its operations and financial condition and develop a plan.

The implementation of the Plan on September 15, 2009 did not result in a substantial realignment of the equity and non-equity interests in the Company. Therefore the Company is not required, under GAAP, to adopt “fresh start” reporting. Under fresh start accounting, the Company would have had to undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan.

In accordance with GAAP appropriate for a going concern, petroleum and natural gas properties and long lived assets, are carried at cost less accumulated amortization and any impairment losses. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of petroleum and natural gas properties and long-lived assets.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

2.	Creditors Process, including Affected Claims and Unaffected Claims

On May 22, 2009, the Court established a claims procedure to determine all claims against the Company. The claims bar date expired on June 23, 2009 and the Company issued Notices of Acceptances or Rejections with respect to each claim submitted in the claims procedure by July 14, 2009.

Subsequently, on July 31, 2009, the Court established a process for dealing with claims that were filed after the June 23, 2009 claims bar date.

Claims refers to liabilities incurred prior to the Petition Date that were dealt with as affected claims against the Company, of any kind arising prior to March 5, 2009 (“Affected Claims”), under the Plan, as well as claims arising on or after March 5, 2009, further to the repudiation, termination of restructuring of any contract, lease, employment agreement or other agreement or plan.

As set out in the claims procedure orders, certain claims were excluded from the claims process (“Unaffected Claims”) and did have to be proven as part of the CCAA process. The Plan did not compromise or affect Unaffected Claims which were addressed pursuant to their existing arrangements. Unaffected Claims were as follows:

Canadian Superior Energy Inc.	Q3 2009 FS	Page 5

2.	Creditors Process, including Affected Claims and Unaffected Claims (continued)

	•	Claims of affiliates;
	•	Claims of the HSBC and the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”);
	•	Amounts secured by the Administration claim;
	•	The Receiver’s claim;
	•	Claims of financial advisors;
	•	Amounts properly owing by the Company after March 5, 2009;
	•	All claims arising or accruing to BG in respect of the BG Production Sharing Agreement (“PSA”);
	•	Claims of the Crown;
	•	All claims of employees who continue to be employed including vacation pay;
	•	Payment of royalties owing pursuant to the terms of any Crown or freehold royalty agreement, for oil and/or gas properties;
	•	Proven claims of BG and all claims of BG under the BG Compromise Agreement;
	•	Claims of secured creditors;
	•	Claims relating to municipal real property taxes and public utilities; and
	•	All claims of BG under the JOA.

The total claims accepted (Affected and Unaffected) and paid by the Company after the plan implementation date were as follows:

	Number of claims	(CDN$ thousands)
Unsecured	545	34,479
Secured	50	45,095
Interest	--	837
Total	595	80,411

The cash distributions included payment in full of the accepted or otherwise determined amount of the claim and simple interest at a rate of 5.0% per annum, where required, calculated from the date of March 5, 2009 to September 15, 2009.

In addition, the Monitor maintains a disputed claims pool. These claims are still in negotiation between the Company and certain claimants as at September 30, 2009. The Company is confident the amounts owing will not be in excess of the amounts held in trust by the Monitor.

3.	Summary of accounting policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian GAAP, following the same accounting policies and methods of computation as the audited consolidated financial statements of Canadian Superior for the year ended December 31, 2008, except for new accounting policies adopted in note 4. In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2008 audited consolidated financial statements, have been condensed or omitted.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2008.

Certain comparative amounts have been reclassified to conform to current period presentation.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 6

4.	Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations. This section establishes principles and requirements of the acquisition method for business combinations and related disclosures. Adoption of the statement did not have a material impact on the Company’s statement of operations.

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. Adoption of the statement did not have a material impact on the Company’s statement of operations.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. At this time the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

5.	Business combinations

a) Challenger

On September 15, 2009, the Company completed the acquisition of Challenger for consideration of approximately 27.7 million common shares of Canadian Superior. The purchase price for this transaction has been allocated, on a preliminary basis, as follows:

Consideration
Common shares (27,728,346)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

b) Seeker Petroleum Ltd.

On March 26, 2008, Canadian Superior completed the acquisition of Seeker Petroleum Ltd. for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	Q3 2009 FS	Page 7

5.	Business combinations (continued)

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

6.	Dispositions

a) Trinidad Block 5(c)

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 1, 2009 between the Company and Centrica Resources Limited.  On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5 million. The sale was executed as part of the Company’s CCAA Plan of Arrangement (Note 1).

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
Net assets	(111,008)
Gain on disposition	35,636

b) Western Canada gross overriding royalty and seismic data

On February 18, 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility.

7.	Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 20, the Company has assigned term deposits totalling $15.2 million (December 31, 2008 - $15.2 million). Accordingly, this amount has been classified as a non-current asset. To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date, a date which can be extended to a total of nine years as described below:

Canadian Superior Energy Inc.	Q3 2009 FS	Page 8

7.	Nova Scotia offshore term deposits (continued)

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,396,943	40,962,046	December 31, 2009
EL 2415	3,464,250	12,857,000	December 31, 2009
EL 2409	305,505	1,250,000	December 31, 2009
Total	15,166,698	55,069,046

The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) has an additional extension program that allows, when approved by the CNSOPB, these expiry dates to be extended up to nine years by payment of annual extension fees, which can be refunded based on allowable expenditure rules and drilling activity. This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2409 to December 31, 2012 on a year by year basis if the Company chooses.

8.	Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at September 30, 2009 there are 18 months left on the lease with 6 months classified as a long term asset.

9.	Property, plant and equipment, net

	September 30, 2009			December 31, 2008
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	367,068	(180,306)	186,762	371,710	(155,905)	215,805
Trinidad	71,611	--	71,611	80,643	--	80,643
United States	18,131	--	18,131	12,308	--	12,308
Libya/Tunisia	3,469	--	3,469	2,471	--	2,471
	460,279	(180,306)	279,973	467,132	(155,905)	311,227
Corporate assets	1,485	(912)	573	1,225	(749)	476
Total PP&E	461,764	(181,218)	280,546	468,357	(156,654)	311,703

The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2008 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $121.4 million (December 31, 2008 - $123.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $22.7 million (December 31, 2008 - $22.7 million) relates to Western Canada, $5.5 million (December 31, 2008 - $5.5 million) to East Coast Canada, $71.6 million (December 31, 2008 - $80.6 million) to Trinidad and Tobago, $18.1 million (December 31, 2008 – $12.3 million) to an LNG project in the United States and $3.5 million (December 31, 2008 –$2.5 million) for offshore Libya/Tunisia. Canadian Superior’s DD&A per boe is high compared to other exploration and production companies of its size, due to significant prior year expenditures to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

During the nine months ended September 30, 2009, the Company capitalized $8.5 million of general and administrative (“G&A”) expenses (2008 - $11.1 million) related to exploration and development activities.

10.	Revolving credit facility

On September 15, 2009, the Company paid all amounts outstanding including accrued interest owed on its credit facility with its former bank and obtained a new $25.0 million demand revolving credit facility (the “credit facility”) with a Canadian chartered bank. As at September 30, 2009, the Company had drawn $16.5 million (December 31, 2008 - nil) against the $25.0 million (December 31, 2008 - nil) credit facility at a variable interest rate of prime plus 0.75% (December 31, 2008 – nil). The credit facility is secured by a $100 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 9

10.	Revolving credit facility (continued)

The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater and annualized non-domestic operating expenditures to the lesser of US$7.0 million or 50% of domestic cashflow while the credit facility is outstanding.

On October 28, 2009, the Company’s lender increased the credit facility from $25.0 million to $40.0 million. The credit facility is subject for the next scheduled review in April 2010.

During the nine months ended September 30, 2009, the Company was charged interest of $2.3 million on its former credit facility at a variable rate of prime plus 2.0% in January 2009, prime plus 3.0% in February 2009, prime plus 5.0% in March 2009, prime plus 6.0% in April 2009, prime plus 7.0% in May, prime plus 8.0% in June 2009, prime plus 9.0% in July, prime plus 10% in August and prime plus 11% in September. (December 31, 2008 – prime plus 1.0%). On January 30, 2009, the Company’s former bank began charging a monthly fee of $0.1 million to the Company which was charged until all outstanding amounts were repaid on September 15, 2009.

11.	Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of units consisting of 5.0% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants (the “Warrants”). Each Preferred Share will be convertible into forty common shares of Canadian Superior (6,000,000 common shares in aggregate) at a price of US$2.50 per common share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company issued 15,000 units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Warrants. The Warrants comprising part of the units were exercisable for a period of thirty six months from the date of issue at an exercise price of US$3.00 per common share. On February 1, 2009, the 1,200,000 unexercised Warrants expired. During the nine months ended September 30, 2009, the Company did not issue any common shares (September 30, 2008 – 183,513) to satisfy its quarterly dividend requirements.

On October 20, 2009, the Company issued 531,436 common shares to satisfy the second and third quarter dividend payments for 2009 to its preferred shareholders.

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	3,179	--
Accreted non-cash interest	--	444	--
Balance, December 31, 2008	17,053	17,194	2,320
Foreign exchange	--	(2,111)	--
Accreted non-cash interest	--	382	--
Expired warrants	--	--	(351)
Balance, September 30, 2009	17,053	15,465	1,969

Canadian Superior Energy Inc.	Q3 2009 FS	Page 10

12.	Asset retirement obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

	Nine months ended September 30 2009	Twelve months ended December 31 2008
Balance, beginning of period	16,698	11,325
Liabilities settled	(57)	(401)
Liabilities assumed upon acquisition	3,068	1,243
Liabilities settled upon disposition	(5,522)	--
Liabilities incurred	--	3,242
Accretion expense	979	1,289
Balance, end of period	15,166	16,698

The following significant assumptions were used to estimate the asset retirement obligation:

	Nine months ended September 30 2009	Twelve months ended December 31 2008
Undiscounted cash flows	24,140	29,300
Credit adjusted discount rate (%)	7.78	7.75
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	7.24	7.65

13.	Future income taxes

The Company's computation of future income tax recovery is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Income (loss) before income taxes	23,685	(2,872)	(4,469)	(6,301)
Combined federal and provincial income tax rate (%)	29.0	29.5	29.0	29.5
Computed income reduction	6,869	(847)	(1,296)	(1,859)
Increase (decrease) resulting from:
Stock based compensation	194	500	592	1,423
Tax effect of acquisition	(18,034)	--	(18,034)	--
Non deductible items	(987)	--	(809)	--
Tax adjustment – rate change	(426)	(408)	(1,551)	(296)
Other	764	--	198	--
Valuation allowance	5,849	--	5,849	--
	(5,771)	(755)	(15,051)	(732)

Canadian Superior Energy Inc.	Q3 2009 FS	Page 11

13.	Future income taxes (continued)

The net future tax liability is comprised of:

	September 30 2009	December 31 2008
Non-capital loss carryforwards	(18,946)	(2,848)
Asset retirement obligations	(4,095)	(4,592)
Share issue costs	(2,718)	(1,478)
Net book value of assets in excess of tax basis	19,910	19,672
Valuation allowance	5,849	--
	--	10,754

As at September 30, 2009, the Company had approximately $253.6 million in tax pools (December 31, 2008 - $256.3 million) and $44.0 million in non-capital losses (December 31, 2008 - $10.6 million) available for deduction against future taxable income.

Non-capital losses expire as follows:

2010 - 2015	220
2016 - 2025	--
2026 - 2030	43,785
44,005

14.	Share capital

	(a)	Authorized:

Unlimited number of common shares, no par value.
Unlimited number of preferred shares, no par value.

	(b)	Common shares and warrants issued:

	September 30, 2009		December 31, 2008
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of period	168,645	261,845	140,312	186,557
Issued upon private placement	--	--	8,750	33,189
Issued upon acquisitions	27,728	22,183	7,652	28,465
Issued upon the exercise of stock options	--	--	1,218	2,758
Issued for preferred share dividend	--	--	390	946
Issued for cash on flow-through shares	--	--	10,323	16,000
Issue costs, net of future tax reduction	--	(66)	--	(928)
Tax benefits renounced on flow-through shares	--	(4,321)	--	(6,229)
Stock based compensation for exercised options	--	--	--	1,087
Share capital, end of period	196,373	279,641	168,645	261,845

Warrants, beginning of period	4,375	3,946	--	--
Issued upon private placement	--	--	4,375	3,946
Assumed upon acquisition of Challenger	9,925	147	--	--
Expired	(4,375)	(3,946)	--	--
Warrants, end of period	9,925	147	4,375	3,946

On March 26, 2008, the Company issued 7,651,866 common shares as consideration for the acquisition of Seeker Petroleum Ltd.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 12

14.	Share capital (continued)

On September 3, 2008, the Company completed a private placement of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of US$4.00 per unit for total gross proceeds of US$35.0 million. Each warrant entitles the holder to purchase a common share for a period of one year at a price of US$4.75 per common share. The fair value of the 4,375,000 warrants is US$3.7 million or approximately US$0.85 per warrant. On September 3, 2009, all warrants issued as part of the private placement expired.

On December 5, 2008, the Company completed a private placement of 10,323,581 flow-through common shares at $1.55 per share for gross proceeds of $16.0 million.

On September 15, 2009, the Company issued 27,728,346 common shares to acquire Challenger. As part of the transaction, the Company assumed 9,925,000 purchase warrants which are exercisable at a proportionally adjusted exercise price for that portion of a common share of Canadian Superior. The warrants have an exercise price ranging from $0.05 to $4.40 per purchase warrant.

On November 2, 2009, the Company issued 153,000 common shares of Canadian Superior pursuant to the exercise of 300,000 purchase warrants of Challenger at an exercise price of $0.25 per purchase warrant for total proceeds of $75,000.

(c) Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	September 30, 2009		December 31, 2008
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	16,456	2.38	15,489	2.27
Forfeited	(2,042)	2.44	(490)	3.25
Exercised	--	--	(1,218)	2.26
Granted	120	1.22	2,675	3.25
Cancellations	(6,683)	2.25	--	--
Balance, end of period	7,851	2.47	16,456	2.38

The following table summarizes stock options outstanding under the plan at September 30, 2009:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	25	1.41	0.82	25	0.82
1.01-1.50	445	3.84	1.26	445	1.26
1.51-2.00	1,045	6.84	1.77	1,045	1.77
2.01-3.00	4,849	6.82	2.43	3,967	2.35
3.01-3.88	1,487	8.28	3.47	1,064	3.18
0.80-3.88	7,851	6.91	2.47	6,546	2.31

Canadian Superior Energy Inc.	Q3 2009 FS	Page 13

14.	Share capital (continued)

The following table summarizes stock options outstanding under the plan at December 31, 2008:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.57	0.81	97	0.81
1.01-1.50	865	3.73	1.24	865	1.24
1.51-2.00	2,586	5.79	1.77	2,586	1.77
2.01-3.00	10,513	7.34	2.46	9,240	2.42
3.01-3.88	2,395	8.90	3.21	944	3.10
0.80-3.88	16,456	7.10	2.38	13,732	2.26

(d) Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	September 30, 2009	December 31, 2008
Balance, beginning of period	19,624	14,314
Issuance of stock options	2,042	6,397
Exercise of stock options	--	(1,087)
Expired warrants	4,297	--
Balance, end of period	25,963	19,624

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Nine months ended September 30 2009	Twelve months ended December 31 2008
Risk free interest rate (%)	1.9	4.1
Expected life (years)	5.0	5.0
Expected dividend yield (%)	--	--
Expected volatility (%)	150.0	65.9
Weighted average fair value of options granted ($)	1.11	1.58

(e) Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company. The Company purchased approximately 273,513 shares under the ESSP during the nine months ended September 30, 2009 (2008 – 94,472).

Canadian Superior Energy Inc.	Q3 2009 FS	Page 14

14.	Share capital (continued)

(f) Basic and diluted per share

The Company used the treasury stock method to calculate earnings (loss) per common share.

	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
(thousands, except per share amounts)
Weighted average common shares
Basic	173,166	151,738	170,168	147,214
Diluted	173,191	151,738	170,173	147,214
Earnings (loss) per share
Basic and diluted	$0.17	$(0.01)	$0.06	$(0.04)

For the calculation of diluted earnings (loss) per share the Company excluded the following securities that are anti-dilutive:

	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
(thousands)
Stock options	7,826	16,589	7,851	16,589
Convertible preferred shares	150	150	150	150
Warrants	9,350	4,375	9,350	4,375

(g) Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
December 31, 2008	2,320
Expired warrants	(351)
September 30, 2009	1,969

On February 1, 2009, 1,200,000 unexercised common share purchase warrants expired.

15.	Capital disclosures

The Company manages its capital to ensure that it has the financial capacity, liquidity and flexibility to fund investment in exploration and development of the Company’s onshore and offshore properties. The Company relies on cash flow from operations, credit facility availability and equity offerings to fund its capital investments.  The Company’s capital objectives are to maintain sufficient undrawn credit capacity to provide liquidity and to ensure that the Company is in compliance with the applicable covenants to ensure availability of credit utilization.  The Company has the ability to change its capital structure by issuing additional debt or equity and through adjustments to its capital programs.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 15

16.	Supplemental cash flow information

a) Changes in non-cash working capital

	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008

Accounts receivable	89,207	(2,811)	69,621	(32,643)
Prepaid expenses	630	85	396	(540)
Long term portion of lease prepayment	145	145	436	436
Accounts payable and accrued liabilities	(134,025)	3,606	(73,290)	41,388
Change in non-cash working capital	(44,043)	1,025	(2,837)	8,641

The change in non-cash working capital has been allocated to the following activities:

	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008

Operating	(23,065)	3,387	(7,462)	729
Financing	84	364	(624)	870
Investing	(21,062)	(2,726)	5,249	7,042
	(44,043)	1,025	(2,837)	8,641

b) Other cash flow information

	Three months ended		Nine months ended
		September 30		September 30
Interest paid	2009	2008	2009	2008

Credit facilities	227	459	2,304	1,733
Creditor claims and receiver advances	2,776	--	2,776	--

17.	Related parties transactions

On September 15, 2009, the Company acquired all the issued and outstanding common shares of Challenger for consideration of approximately 27.7 million shares of Canadian Superior. Challenger is a company which Canadian Superior’s former Executive Chairman and director was a shareholder and a director. Prior to the acquisition, Canadian Superior carried a receivable in the amount of $37.8 million (December 31, 2008 – $35.4 million), a $14.0 million bridge facility receivable and accrued interest receivable of $0.9 million from Challenger. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad under normal industry terms and conditions.

On February 27, 2009, Challenger obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009, subsequently extended to April 20, 2009, June 4, 2009, July 24, 2009 and September 15, 2009. The Initial Order was obtained after the Challenger Board of Directors determined the company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 16

17.	Related parties transactions (continued)

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with Challenger to enable Challenger to close on a $30 million equity financing. During the fourth quarter of 2008, $14.0 million had been drawn and was used to satisfy Challenger’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad. The interest payable to Canadian Superior was based on an interest rate of 10% per annum on any outstanding balance. Challenger may pay interest incurred in common shares. During the nine months ended September 30, 2009, Challenger issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. Upon any drawdown of any amounts of the bridge facility, Challenger was obligated to issue a predetermined amount of non-transferable warrants to Canadian Superior. Challenger issued 500,000 non-transferable share purchase warrants to Canadian Superior which expired unexercised October 2, 2009. In addition, Challenger paid a standby fee of $0.1 million to Canadian Superior in 2008.  Challenger was in default on repayment of the bridge facility.

During the nine months ended September 30, 2009, the Company paid $0.1 million (2008 - $1.3 million), on industry terms, for equipment rentals to a company controlled by the former Executive Chairman and director of Canadian Superior. Also during 2009, the Company invoiced $0.1 million (2008 - $0.5 million), to this related party company for payroll services. Subsequent to March 31, 2009, the Company no longer provides payroll services to this Company.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey. The project was to be conducted by a 50/50 joint venture between Canadian Superior and Global LNG Inc. (“Global”), a company controlled and owned by the former Executive Chairman and director of Canadian Superior. Under the terms of the joint venture agreement Canadian Superior agreed to advance the first US$10.0 million of the pre-construction costs for the project. On August 13, 2009, the Company executed an agreement wherein the Company now owns 100% of the project and is responsible for 100% of the ongoing costs.  During the nine months ended September 30, 2009, Canadian Superior incurred under normal industry terms and conditions $5.8 million (2008 – $8.3 million) of costs related to this project.

18.	Financial instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments, restricted cash and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable and the bridge facility receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

19.	Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 17

19.	Risk management (continued)

a) Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at September 30, 2009, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $13.6 million (December 31, 2008 – $83.2 million). As at September 30, 2009, the Company’s receivables consisted of $0.3 million (December 31, 2008 - $51.8 million) of Block 5(c) joint interest receivables, $7.0 million  (December 31, 2008 - $7.4 million) of Western Canada joint interest billings, $3.9 million (December 31, 2008 - $18.3 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $2.4 million (December 31, 2008 - $5.6 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.4 million (December 31, 2008 - $0.3 million).

b) Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At September 30, 2009, the Company has US$0.2 million in cash and short-term investments (December 31, 2008 – US$3.6 million), US$21.1 million in restricted cash (December 31, 2008 – nil) US$0.3 million (December 31, 2008 – US$31.1 million) of Block 5(c) joint interest receivables, US$3.6 million (December 31, 2008 – US$15.0 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$3.5 million (December 31, 2008 – US$42.1 million) of Block 5(c) payables, US$0.4 million (December 31, 2008 – US$2.0 million) of LNG project payables and US$14.4 million (December 31, 2008 – US$14.1 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

c) Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at September 30, 2009.

d) Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, geopolitical events, import and export balances, government regulations, weather, commodity speculators and fluctuations in the availability and price of other replacement energy sources. A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At September 30, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05

Canadian Superior Energy Inc.	Q3 2009 FS	Page 18

20.	Contingencies and commitments

a) Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB. Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years. As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures. The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  During the nine months ended September 30, 2009, the Company forfeited two exploration licenses. As of September 30, 2009, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fulfilled its work expenditures on two of the exploration licenses, allowed five licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process. At September 30, 2009, the Company owned 100% of the remaining three exploration licenses with aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

b) Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the “Intrepid” Block 5(c) project operated by BG. At September 30, 2009, BG held in escrow for Canadian Superior US$20 million which reflects the Company’s estimated working interest share of budgeted expenditures for the Block 5(c) project until December 31, 2010. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

c) MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with Petrotrin. The first well has to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well. The estimated cost of the 3D seismic program is approximately US$30.0 million. The Company has agreed to provide a performance guarantee to Petrotrin of US$12.0 million to meet the minimum work program. The Company is currently in discussion with Petrotrin with respect to the exploration and development program on the MG Block.

d) Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

In July 2008, the Company entered into a Participation Agreement to use reasonable efforts to transfer a 50% interest to a third party upon execution of the EPSA. The interest is to be held in trust until the third party is recognized as a party to the EPSA. The third party is obligated to pay its share of the project costs incurred after July 5, 2009.

Under the EPSA, the exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well. As a requirement of the EPSA, Canadian Superior provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA. Under the terms of the EPSA, the Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its compliance with certain obligations during the exploration period.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 19

20.	Contingencies and commitments (continued)

e) Flow-through shares

At September 30, 2009, the Company had yet to incur approximately $9.8 million of Canadian exploration expenses which were renounced for tax purposes. These expenses must be incurred by December 31, 2009. Although no assurances can be provided, the Company believes it will incur these capital expenditures by December 31, 2009.

21.	Subsequent events

On October 16, 2009 the Board of Directors approved a plan to make a substantial portion of the compensation of the directors in the form of long term equity based grants. This plan reflects the Board’s belief that the directors should develop a meaningful equity position in the Company and that a major portion of each director’s compensation should be tied to the long term performance of the Company. Under the plan, the Board granted 1,338,000 units to the directors under the terms of the stock unit award agreements. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest the earlier of December 31, 2012 or the date the Company incurs a change of control. The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.

On October 28, 2009, the Company announced that the Toronto Stock Exchange (“TSX”) has completed its review of the common shares of the Company and had determined that the Company meets TSX’s original listing requirements.

On November 11, 2009, the Company issued 5,311,000 stock options with a weighted average exercise price of $0.64 per share.

22.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

Canadian Superior Energy Inc.	Q3 2009 FS	Page 20

22.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	Three months ended		Nine months ended
		September 30		September 30
	2009	2008	2009	2008
($ thousands, except per share amounts)

Net income (loss) in accordance with Canadian GAAP, as reported	29,456	(2,117)	10,582	(5,569)
Flow-through shares
Income taxes	--	453	(1,946)	(2,152)
Change in fair value of warrants	9	2,879	121	2,879
Property acquisitions
Depletion, amortization and accretion expense	61	86	203	259
Income taxes	(18)	(26)	(59)	(77)
Ceiling test
Write down of petroleum and natural gas properties	--	(64,948)	(34,144)	(64,948)
Income taxes	--	19,160	9,902	19,160
Depletion, depreciation and accretion expense	5,239	1,366	15,372	4,097
Income taxes	(1,519)	(403)	(4,458)	(1,209)
Change in valuation allowance	(4,238)	(20,020)	(16,139)	(13,414)
Convertible preferred share treatment	(1,205)	892	(1,728)	1,937
Net income (loss) in accordance with U.S. GAAP	27,785	(62,678)	(22,294)	(59,037)
Convertible preferred share treatment	(111)	(279)	(166)	(811)
Net income (loss) attributable to common shareholders in accordance with U.S. GAAP	27,674	(62,957)	(22,460)	(59,848)
Net income (loss) per share in accordance with U.S. GAAP
Basic and diluted	$0.16	$(0.41)	$(0.13)	$(0.41)

See accompanying notes to the unaudited consolidated financial statements

The application of U.S. GAAP results in differences to the following balance sheet items:

	September 30, 2009		December 31, 2008
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	280,546	161,915	311,703	211,641
Accounts payable and accrued liabilities	17,295	17,294	90,585	92,959
Convertible preferred shares	15,465	--	17,194	--
Warrants	--	--	--	120
Future income tax liability	--	--	10,754	--
Share capital	279,641	323,531	261,845	305,565
Share capital – preferred shares	--	16,680	--	16,514
Shareholders equity – warrants	147	--	3,946	--
Contributed surplus	25,963	20,482	19,624	14,144
Equity portion of preferred shares	1,969	--	2,320	--
Deficit, opening	(46,013)	(169,109)	(22,255)	(83,780)
Deficit, closing	(35,431)	(191,569)	(46,013)	(169,109)

Canadian Superior Energy Inc.	Q3 2009 FS	Page 21

22.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(a) Flow-through shares

The Company finances a portion of its activities with flow-through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

(b) Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c) Ceiling Test

At September 30, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At September 30, 2009, the Company applied a full cost ceiling test under U.S. GAAP using a 10% discount rate to its petroleum and natural gas properties using September 30, 2009 prices of:

	Gas (per thousand cubic feet)	$ 3.75 CDN
	Oil and natural gas liquids (per barrel)	$ 76.51 CDN

The application of the test resulted in no adjustment to the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At June 30, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At June 30, 2009, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using June 30, 2009 prices of:

	Gas (per thousand cubic feet)	$ 3.21 CDN
	Oil and natural gas liquids (per barrel)	$ 78.31 CDN

The application of the test resulted in a $10.7 million pre-tax reduction ($7.6 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At March 31, 2009, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At March 31, 2009, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using March 31, 2009 prices of:

	Gas (per thousand cubic feet)	$ 3.91 CDN
	Oil and natural gas liquids (per barrel)	$ 64.16 CDN

The application of the test resulted in a $23.4 million pre-tax reduction ($16.6 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 22

22.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

At December 31, 2008, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2008 prices of:

	Gas (per thousand cubic feet)	$ 6.22 CDN
	Oil and natural gas liquids (per barrel)	$ 54.19 CDN

The application of the test resulted in a $12.0 million pre-tax reduction ($8.4 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d) Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

(e) Preferred shares

The Company has reviewed the convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”. While the shares are redeemable they are not mandatorily redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133.  Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19. Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

(f) Warrants

Under U.S,. GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1) Under U.S. GAAP, there is no difference between net income and other comprehensive income.
2) No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

Canadian Superior Energy Inc.	Q3 2009 FS	Page 23

Document 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of November 11, 2009 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Administrators National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2009 and the audited consolidated financial statements and MD&A for the year ended December 31, 2008.

Non-GAAP Measures – This MD&A contains the term cash flow from (used for) operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from (used for) operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from (used for) operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the Operating netback and cash flow from (used for) operations section of this MD&A, reconciliation has been prepared of cash flow from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, actions of foreign governments,  environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current, past or future production, development(s), testing, well test results, resource potential and/or reserves, project start-ups and future capital spending.  Forward looking information contained in this document is as of the date of this document. The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”. Current, past and/or future actual results and/or reported results, estimates, projections, resource potential and/or reserves, interpretations, prognoses, and/or estimated results, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential discovered and/or undiscovered which are those quantities estimated to be contained in accumulations of hydrocarbons.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in any discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business of Canadian Superior

Canadian Superior Energy Inc. is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and a liquefied natural gas regasification (“LNG”) project, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 1

CCAA Proceedings

On March 5, 2009 (“Petition Date”), Canadian Superior made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection for 20 days, which was subsequently extended to May 4, 2009, June 4, 2009, July 24, 2009 and finally to September 15, 2009. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA proceedings.

In addition to the Initial Order, on February 11, 2009, Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s participation interest in Block 5(c) Trinidad pursuant to a court order granted by the Court (the “Receivership Proceedings”). The Receiver assumed temporary operatorship of the Block 5(c) Trinidad properties. This Interim Receivership had no effect on the creditors subject to the CCAA Initial Order.

On August 17, 2009, the Company filed with the Court a Plan of Arrangement (the “Plan”). The purpose of the Plan was to affect a compromise and settlement of all affected claims in order to allow the Company to restructure its affairs for the benefit of all stakeholders, with a view to expediting the recovery of amounts owed to obtain payment in full for the affected creditors. The details of the Plan were as follows:

•	The Company would acquire all the shares of Challenger Energy Corp. (“Challenger”) pursuant to the terms of the Arrangement Agreement, including its 25% interest in Block 5(c);
•	The Interim Receivership proceedings would be terminated;
•	BG International Limited (“BG”) would acquire a 45% interest in Block 5(c) from the Company for US$142.5 million;
•
BG would withhold two amounts from the purchase price; the first amount was the Receiver’s claim of US$52.0 million plus costs and the second amount was US$20.0 million to be held in escrow by BG as operator under the Joint Operating Agreement;

•	The Company would pay to the Monitor an amount sufficient to fund the affected creditors’ pool and disputed claims reserve; and
•	The Company would enter into a new revolving credit facility and security agreement with a Canadian chartered bank for $25.0 million (“credit facility”).

On September 11, 2009, the creditors approved the Plan under the CCAA. On September 14, 2009, the Plan was sanctioned by the Court. The Plan was implemented following the various transactions that were completed on September 15, 2009 (the “Effective Date”). Accordingly, the Company emerged from CCAA protection.

On July 10, 2009, the Court approved an Arrangement Agreement contemplating a plan wherein the Company would acquire all the issued and outstanding shares of Challenger by the issuance of 0.51 shares of the Company in exchange for each share of Challenger. On September 9, 2009, an Annual and Special meeting of the Company’s shareholders was held at which time the shareholders voted in favour of the Arrangement Agreement. The shareholders of Challenger approved the Arrangement Agreement on August 7, 2009.

On August 10, 2009, the Company entered into a Settlement Agreement with Palo Alto Investors, LLC (“PAI”), a shareholder of the Company, which at the date of the Settlement Agreement held 9.3% of the Company’s outstanding common shares. The provisions of the Settlement Agreement became effective upon approval of the Monitor and the Court in the CCAA proceedings. The agreement stated, if by August 11, 2009, each of the new Directors did not consent in writing to act as a director of the Company, then the Settlement Agreement would terminate. The provisions of the Settlement Agreement were as follows:

•	The Company’s 2009 Annual General Meeting would be held on September 9, 2009;
•	The mailing of the Management Proxy Circular would be mailed no later than August 17, 2009;
•	The Company would issue a press release announcing the Annual General Meeting, filing date of material and the names of the Board nominees; and
•	Within 30 days of exiting CCAA and upon request for payment by PAI, the Company would pay certain expenses of PAI.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 2

Operating netback and cash flow from (used for) operations

	($ thousands)			($ per boe)
Three months ended September 30,	2009	2008	% change	2009	2008	% change
Revenue
Petroleum and natural gas sales	6,058	20,739	(71)	25.84	63.19	(59)
Realized losses on financial instruments	--	(57)	n/a	--	(0.17)	n/a
Transportation	(145)	(188)	(23)	(0.62)	(0.57)	9
Royalties	(70)	(3,360)	(98)	(0.30)	(10.24)	(97)
	5,843	17,134	(66)	24.92	52.21	(52)
Operating expenses	(2,446)	(4,738)	(48)	(10.43)	(14.44)	(28)
Operating netback(1)	3,397	12,396	(73)	14.49	37.77	(62)
General and administrative	(3,398)	(3,376)	1	(14.50)	(10.29)	41
Asset retirement expenditures	(117)	(101)	16	(0.50)	(0.31)	61
Interest and other income	317	142	123	1.35	0.43	214
Foreign exchange gain (loss)	(84)	965	(109)	(0.36)	2.94	(112)
Interest	(3,237)	(459)	605	(13.81)	(1.40)	886
Bad debt	(25)	--	n/a	(0.11)	--	n/a
Restructuring costs	(10,504)	--	n/a	(44.81)	--	n/a
Capital taxes	--	(237)	n/a	--	(0.72)	n/a
Cash flow from (used for) operations(1)	(13,651)	9,330	(246)	(58.25)	28.42	(305)
Changes in non-cash working capital	(23,065)	3,387	(781)	(98.40)	10.32	(1,053)
Cash from (used for) by operating activities	(36,716)	12,717	(389)	(156.65)	38.74	(504)
(1) Non-GAAP measure

	($ thousands)			($ per boe)
Nine months ended September 30,	2009	2008	% change	2009	2008	% change
Revenue
Petroleum and natural gas sales	24,340	62,399	(61)	29.65	64.77	(54)
Realized losses on financial instruments	--	(536)	n/a	--	(0.56)	n/a
Transportation	(503)	(613)	(18)	(0.61)	(0.64)	(5)
Royalties	(2,113)	(11,133)	(81)	(2.57)	(11.56)	(78)
	21,724	50,117	(57)	26.47	52.01	(49)
Operating expenses	(10,314)	(11,214)	(8)	(12.56)	(11.64)	8
Operating netback(1)	11,410	38,903	(71)	13.91	40.37	(66)
General and administrative	(10,822)	(9,432)	15	(13.18)	(9.79)	35
Asset retirement expenditures	(462)	(229)	102	(0.56)	(0.24)	133
Interest and other income	798	452	77	0.97	0.47	106
Foreign exchange gain	953	1,985	(52)	1.16	2.06	(44)
Interest	(5,768)	(1,733)	233	(7.03)	(1.80)	291
Bad debt	(112)	--	n/a	(0.14)	--	n/a
Restructuring costs	(18,855)	--	n/a	(22.96)	--	n/a
Capital taxes	--	(699)	n/a	--	(0.73)	n/a
Cash flow from (used for) operations(1)	(22,858)	29,247	(178)	(27.83)	30.34	(192)
Changes in non-cash working capital	(7,462)	729	(1,124)	(9.09)	0.76	(1,296)
Cash from (used for) operating activities	(30,320)	29,976	(201)	(36.92)	31.10	(219)
(1) Non-GAAP measure

For the three months ended September 30, 2009, cash flow used for operations was ($13.7) million compared to cash flow from operations of $9.3 million in 2008. For the nine months ended, cash flow used for operations was ($22.9) million compared to cash flow from operations of $29.2 million in 2008. The decrease for the nine months ended in 2009 is mainly due to the Company incurring approximately $18.9 million in restructuring costs, $2.8 million in interest costs and one time general and administrative expenses (“G&A”) related to its CCAA proceedings and the receivership of the “Intrepid” Block 5(c) asset in Trinidad and Tobago. In addition, the Company incurred lower operating netbacks as a result of decreased commodity prices and natural production declines in 2009.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 3

Production
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Natural gas (mcf/d)	11,794	17,268	14,616	17,007
Crude oil and natural gas liquids (bbls/d)	582	689	571	682
Total Production (boe/d) (6:1)	2,548	3,567	3,007	3,516

Third quarter production averaged 2,548 boe per day and 3,007 boe per day for the nine months ended September 30, 2009. The decrease compared to 2008 is due to normal declines in production, the inability to tie-in all of the successful wells from the 2008 drilling program and the postponement of the 2009 drilling program until the Company exited from CCAA protection on September 15, 2009.  The Company has now commenced its 2009 drilling program.

Petroleum and natural gas sales, net of transportation

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2009	2008	2009	2008

Petroleum and natural gas sales, net of transportation
Natural gas	2,794	13,640	15,339	42,465
Realized losses on financial instruments	--	(57)	--	(536)
	2,794	13,583	15,339	41,929
Crude oil and natural gas liquids	3,119	6,911	8,498	19,321
Total	5,913	20,494	23,837	61,250
Average sales price
Natural gas ($/mcf)	2.57	8.55	3.84	9.00
Crude oil and natural gas liquids ($/bbl)	58.24	108.99	54.47	103.43
Total ($/boe)	25.23	62.45	29.03	63.57

For the three months ended September 30, 2009, petroleum and natural gas sales, net of transportation were $5.9 million, consisting of $2.8 million in natural gas and $3.1 million of crude oil and natural gas liquids sales. For the nine months ended September 30, 2009, petroleum and natural gas sales were $23.8 million, consisting of $15.3 million in natural gas and $8.5 million of crude oil and natural gas liquids sales. For the third quarter, the Company realized an average sales price of $25.23 per boe compared to $62.45 per boe in 2008. For the nine months ended September 30, 2009, the Company realized an average sales price of $29.03 per boe compared to $63.57 per boe in 2008.  The decrease in petroleum and natural gas sales is mainly due to the significant decline in commodity prices combined with natural declines in production volumes in 2009 compared to 2008.  In addition, during CCAA the Company was unable to tie-in all of the successful wells from the 2008 drilling program and was forced to postpone the 2009 drilling program until the Company exited from CCAA protection on September 15, 2009.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 4

Royalties

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2009	2008	2009	2008

Royalties
Crown	98	2,556	1,493	8,769
Freehold and overriding	(28)	805	620	2,364
Total	70	3,360	2,113	11,133
Royalties per boe ($)	0.30	10.24	2.57	11.56
Average royalty rate (%)	1.2	16.4	8.9	18.2

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the nine months ended September 30, 2009 were $2.1 million or 8.9% of total petroleum and natural gas sales compared to $11.1 million or 18.2% in 2008. The decrease in 2009 crown royalties is mainly due to the Company receiving $1.5 million in favourable custom processing and capital cost deductions and reduced royalty rates under the new Alberta royalty framework.  In addition, the Company recorded $0.5 million of favourable payout related royalty adjustments ($0.2 million to Crown royalties and $0.3 million to gross overriding royalties) as part of the CCAA creditor claims process.

Operating expenses

Operating expenses were $2.4 million or $10.43 per boe for the third quarter of 2009 compared to $4.7 million or $14.44 per boe in 2008.  For the nine months ended September 30, 2009, operating expenses were $10.3 million or $12.56 per boe compared to $11.2 million or $11.64 per boe. The decrease is mainly due to reduced costs incurred under the cost rationalization policy implemented by the Company during the CCAA proceedings which was partially offset by the recording of approximately $0.9 million of additional operating costs identified during the CCAA creditor claims process.

General and administrative expenses

	Three months ended September 30		Nine months ended September 30
($ thousands, except where otherwise noted)	2009	2008	2009	2008

Gross general and administrative expense	4,846	9,650	19,326	20,569
Capitalized general and administrative expense	(1,448)	(6,274)	(8,504)	(11,137)
Net general and administrative expense	3,398	3,376	10,822	9,432
General and administrative expense ($/boe)	14.50	10.29	13.18	9.79

Third quarter G&A was $3.4 million or $14.50 per boe compared to $3.4 million or $10.29 per boe in 2008. For the nine months ended September 30, 2009, G&A was $10.8 million or $13.18 per boe compared to $9.4 million or $9.79 per boe in 2008. The decrease in gross G&A from 2008 is mainly due to decreased activity related to the Liberty LNG project which was partially offset by the payment of one time executive contract settlements in connection with the departures of the Executive Chairman and the President and Chief Executive Officer of the Company in April 2009.

Restructuring costs

During the nine months ended September 30 2009, the Company incurred $18.9 million (September 30, 2008 – nil) in restructuring costs related to the receivership of the “Intrepid” Block 5(c) asset in Trinidad and Tobago and CCAA proceedings.  The majority of these costs were related to legal costs incurred directly by the Company and associated with the CCAA process and legal costs incurred by the Receiver, BG and the Company’s former banker being charged back to the Company.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 5

Stock based compensation

During the nine months ended September 30, 2009, Canadian Superior incurred stock based compensation expenses of $2.0 million compared to $4.8 million in 2008. The decrease is due to significant grants of options becoming fully vested as at December 31, 2008 and a significantly lower amount of options being granted during 2009 compared to the same period in 2008.

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $25.5 million or $31.07 per boe for the nine months ended September 30, 2009. The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2008 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $121.4 million (December 31, 2008 - $123.6 million) related to unproved properties and projects under construction or development.  Of the costs excluded $22.7 million (December 31, 2008 - $22.7 million) relates to Western Canada, $5.5 million (December 31, 2008 - $5.5 million) to East Coast Canada, $71.6 million (December 31, 2008 - $80.6 million) to Trinidad and Tobago, $18.1 million (December 31, 2008 – $12.3 million) to an LNG project in the United States and $3.5 million (December 31, 2008 – $2.5 million) for offshore Libya/Tunisia. Canadian Superior’s DD&A per boe is high compared to other exploration and production companies of its size, due to significant prior year expenditures to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax recovery for the nine months ended September 30, 2009 of $15.1 million.

For the nine months ended September 30, 2009, the Company had $253.6 million in tax pools and $44.0 million in non-capital losses that are available for future deduction against taxable income.

September 30
($ thousands)	2009
Canadian exploration expense	39,964
Canadian oil and gas property expense	41,415
Canadian development expense	51,740
Undepreciated capital costs	35,234
Share issue costs	10,695
Foreign exploration expense	73,741
Other	813
Total	253,602

Non-capital losses expire as follows:

($ thousands)
2010-2015	220
2016-2025	--
2026-2030	43,785
44,005

The Company has a future income tax asset of $5.8 million as at September 30, 2009. The Company has not recognized this amount in the financial statements as the Company does not consider it more likely than not that the benefit associated with the assets will be realized in a reasonable period. The Company will continue to review this position on a go forward basis.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 6

Capital expenditures

	Three months ended September 30		Nine months ended September 30
($ thousands)	2009	2008	2009	2008
Exploration and development	54,665	31,301	74,669	62,078
Plants, facilities and pipelines	(458)	755	985	1,752
Land and lease	217	1,186	1,106	2,899
Capitalized general and administrative expenses	1,448	6,274	8,504	11,137
Exploration and development expenditures	55,872	39,516	85,264	77,866
Proceeds on dispositions (a)	(146,644)	--	(155,706)	(940)
Net capital expenditures	(90,772)	39,516	(70,442)	76,926

The Company invested $85.3 million for capital expenditures during the nine months ended September 30, 2009, of which the majority was spent to drill, test and evaluate the third offshore Trinidad well “Endeavour”. In addition, the Company tied in 5 wells (4.5 net). No wells were drilled in Western Canada during the first nine months of 2009.

(a) Dispositions

Block 5(c) Trinidad and Tobago

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 1, 2009 between the Company and Centrica Resources Limited.  On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5M. The sale was executed as part of the Company’s CCAA Plan of Arrangement.

Proceeds from disposition	$CDN
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
(111,008)
Gain on disposition	35,636

Western Canada - Gross overriding royalty and seismic data

During the first quarter of 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility.

(b) Business Combinations

Challenger

On September 15, 2009, the Company completed the acquisition of Challenger for consideration of approximately 27.7 million common shares of Canadian Superior. The purchase price for this transaction has been allocated, on a preliminary basis, as follows:

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 7

Consideration
Common shares (27,728,346)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

Seeker Petroleum Ltd.

On March 26, 2008, Canadian Superior completed the acquisition of Seeker Petroleum Ltd. for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Net assets received at fair value
Cash	1,716
Working capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

Liquidity and capital resources

	September 30	December 31
($ thousands)	2009	2008
Working capital surplus excluding revolving credit facility	23,388	2,034
Revolving credit facility	(16,471)	(43,263)
Working capital surplus (deficit)	6,917	(41,229)

During the nine months ended September 30, 2009, the Company was under CCAA creditor protection from March 5, 2009 to September 14, 2009 and emerged from CCAA protection on September 15, 2009.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 8

As at September 30, 2009, Canadian Superior had a working capital surplus of $6.9 million (December 31, 2008 – ($41.2) million), the Company had drawn $16.5 million (December 31, 2008 - nil) against the $25.0 million (December 31, 2008 - nil) credit facility at a variable interest rate of prime plus 0.75% (December 31, 2008 – nil).  The credit facility is secured by a $100 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater and annualized non-domestic operating expenditures to the lesser of US$7.0 million or 50% of domestic cashflow while the credit facility is outstanding.  On October 28, 2009, the Company’s lender increased the credit facility from $25.0 million to $40.0 million.  The credit facility is subject for the next scheduled review in April 2010.

The Company had $1.2 million in cash and short-term deposits (December 31, 2008 - $6.0 million), $22.9 million is classified as restricted cash, and $15.2 million of term deposits (December 31, 2008 - $15.2 million) posted as security against the remaining Offshore Nova Scotia work expenditure bids.

The Company generally relies on cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity.  Cash is primarily used, and will continue to be used, to fund acquisitions, exploration and development of petroleum natural gas properties, expenses for continued operations, G&A costs and/or repayment of principal and interest outstanding on the credit facility.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes.  A significant decrease in commodity prices or production could materially impact the Company's future cash flow from operations and liquidity.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.  Management is currently evaluating various options to mitigate its commodity price risk.  The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions.

The remainder of the Company’s 2009 exploration and development program will be financed through a combination of cash flow from operations, restricted cash draws, credit facility utilization and potential equity financings.

Contingencies and commitments

Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”).  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  During the nine months ended September 30, 2009, the Company forfeited two exploration licenses.  As of September 30, 2009, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fulfilled its work expenditures on two of the exploration licenses, allowed five licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At September 30, 2009, the Company owned 100% of the remaining three exploration licenses with aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the “Intrepid” Block 5(c) project operated by BG.  At September 30, 2009, BG held in escrow for Canadian Superior US$20.0 million which reflects the Company’s estimated working interest share of budgeted expenditures for the Block 5(c) project until December 31, 2010. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date.  The Company’s future obligations for the exploration and development of Block 5(c) are dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 9

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well.  The estimated cost of the 3D seismic program is approximately US$30.0 million.  The Company has agreed to provide a performance guarantee to Petrotrin of US$12.0 million to meet the minimum work program.  The Company is currently in discussions with Petrotrin with respect to the exploration and development program on the MG Block.

Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore Nova Scotia, Canada.  If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

In July 2008, the Company entered into a Participation Agreement to use reasonable efforts to transfer a 50% interest to a third party upon execution of the EPSA. The interest is to be held in trust until the third party is recognized as a party to the EPSA. The third party is obligated to pay its share of the project costs incurred after July 5, 2009.

Under the EPSA, the exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As a requirement of the EPSA, Canadian Superior provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA.  Under the terms of the EPSA, the Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its compliance with certain obligations during the exploration period.

Flow-through shares

At September 30, 2009, the Company had yet to incur approximately $9.8 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2009.  Although no assurances can be provided, the Company believes it will incur these capital expenditures by December 31, 2009.

Litigation and claims

On November 11, 2009, a U.S. based law firm announced they were investigating potential violations of the federal securities laws of the Company on behalf of purchasers of common shares. No claim has been filed with the Company.

Subsequent events

On October 16, 2009, the Board of Directors approved a plan to make a substantial portion of the compensation of the directors in the form of long term equity based grants. This plan reflects the Board’s belief that the directors should develop a meaningful equity position in the Company and that a major portion of each director’s compensation should be tied to the long term performance of the Company. Under the plan, the Board granted 1,338,000 units to the directors under the terms of the stock unit award agreements.  A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest the earlier of December 31, 2012 or the date the Company incurs a change of control.  The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.

On October 20, 2009, the Company issued 531,436 common shares to satisfy the second and third quarter dividend payments to its preferred shareholders.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 10

On October 28, 2009, the Company announced that the Toronto Stock Exchange ("TSX") has completed its review of the common shares of the Company and had determined that the Company meets TSX's original listing requirements.

On November 2, 2009, the Company issued 153,000 common shares of Canadian Superior pursuant to the exercise of 300,000 purchase warrants of Challenger at a price of $0.25 per purchase warrant for total proceeds of $75,000.

On November 11, 2009, the Company issued 5,311,000 stock options with a weighted average exercise price of $0.64 per share.

Related parties transactions

On September 15, 2009, the Company acquired all the issued and outstanding common shares of Challenger for consideration of approximately 27.7 million shares of Canadian Superior.  Challenger is a company which Canadian Superior’s former Executive Chairman and director was a shareholder and a director.  Prior to the acquisition, Canadian Superior carried a receivable in the amount of $37.8 million (December 31, 2008 – $35.4 million), a $14.0 million bridge facility receivable and accrued interest receivable of $0.9 million from Challenger.  These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad under normal industry terms and conditions.

On February 27, 2009, Challenger obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009, subsequently extended to April 20, 2009, June 4, 2009, July 24, 2009 and September 15, 2009. The Initial Order was obtained after the Challenger Board of Directors determined the company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with Challenger to enable Challenger to close on a $30 million equity financing.   During the fourth quarter of 2008, $14.0 million had been drawn and was used to satisfy Challenger’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad.  The interest payable to Canadian Superior was based on an interest rate of 10% per annum on any outstanding balance. Challenger may pay interest incurred in common shares. During the nine months ended September 30, 2009, Challenger issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation.  Upon any drawdown of any amounts of the bridge facility Challenger was obligated to issue a predetermined amount of non-transferable warrants to Canadian Superior.   Challenger issued 500,000 non-transferable share purchase warrants to Canadian Superior which expired unexercised October 2, 2009.  In addition, Challenger paid a standby fee of $0.1 million to Canadian Superior in 2008.  Challenger was in default on repayment of the bridge facility.

During the nine months ended September 30, 2009, the Company paid $0.1 million (2008 - $1.3 million), on industry terms, for equipment rentals to a company controlled by the former Executive Chairman and director of Canadian Superior.  Also during 2009, the Company invoiced $0.1 million (2008 - $0.5 million), to this related party company for payroll services.  Subsequent to March 31, 2009, the Company no longer provides payroll services to this company.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey.  The project was to be conducted by a 50/50 joint venture between Canadian Superior and Global LNG Inc. (“Global”), a company controlled and owned by the former Executive Chairman and director of Canadian Superior.  Under the terms of the joint venture agreement Canadian Superior agreed to advance the first US$10.0 million of the pre-construction costs for the project.  On August 13, 2009, the Company executed an agreement wherein the Company now owns 100% of the project and is responsible for 100% of the ongoing costs.  During the nine months ended September 30, 2009, Canadian Superior incurred under normal industry terms and conditions $5.8 million (2008 – $8.3 million) of costs related to this project.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at November 11, 2009, the Company had 197.1 million common shares, 7.9 million stock options and 9.6 million warrants issued and outstanding.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 11

Financial Instruments

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments, restricted cash and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Risk Management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks.  As at September 30, 2009, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $13.6 million (December 31, 2008 – $83.2 million).  As at September 30, 2009, the Company’s receivables consisted of $0.3 million (December 31, 2008 - $51.8 million) of Block 5(c) joint interest receivables, $7.0 million (December 31, 2008 - $7.4 million) of Western Canada joint interest billings, $3.9 million (December 31, 2008 - $18.3 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $2.4 million (December 31, 2008 - $5.6 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.  The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.4 million (December 31, 2008 - $0.3 million).

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  At September 30, 2009, the Company has US$0.2 million in cash and short-term investments (December 31, 2008 – US$3.6 million),  US$21.1 in restricted cash (December 31, 2008 – nil), US$0.3 million (December 31, 2008 – US$31.1 million) of Block 5(c) joint interest receivables, US$3.6 million (December 31, 2008 – US$15.0 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$3.5 million (December 31, 2008 – US$42.1 million) of Block 5(c) payables, US$0.4 million (December 31, 2008 – US$2.0 million) of LNG project payables and US$14.4 million (December 31, 2008 – US$14.1 million) of convertible preferred shares.  These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at September 30, 2009.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 12

Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, geopolitical events, import and export balances, government regulations, weather, commodity speculators and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  At September 30, 2008, the following commodity price risk contract was in place:

Term	Contract	Volume (GJs/d)	Fixed price
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05

Adoption of new accounting policies

On January 1, 2009, the Company prospectively adopted CICA section 1582 Business Combinations.  This section establishes principles and requirements of the acquisition method for business combinations and related disclosures.  Adoption of the statement did not have a material impact on the Company’s statement of operations.

On January 1, 2009, the Company adopted CICA sections 1601 Consolidated Financial Statements and 1602 Non-Controlling Interests.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 provides guidance on accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  Adoption of the statement did not have a material impact on the Company’s statement of operations.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. At this time the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2009 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the nine months ended September 30, 2009:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	3,990
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	156
Change in natural gas production by 1 mmcf/d (2)	1,048
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	1,487

(1)	Reflects the change in petroleum and natural gas sales for the nine months ended September 30, 2009.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the nine months ended September 30, 2009.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 13

Quarterly financial summary

($ thousands except per share and production amounts)
	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production
Natural gas (mcf/d)	11,794	15,094	17,016	15,726	17,268	18,626	15,123	15,366
Oil and natural gas liquids (bbl/d)	582	601	531	599	689	766	590	636
Total (boe/d)	2,548	3,117	3,367	3,220	3,567	3,871	3,110	3,197

Petroleum and natural gas sales	5,913	8,132	9,792	13,213	20,494	24,824	15,932	13,039
Net income (loss)	29,456	(9,888)	(8,986)	(18,189)	(2,117)	(1,589)	(1,863)	(9,129)
Income (loss) per share – basic	0.17	(0.06)	(0.05)	(0.11)	(0.01)	(0.01)	(0.01)	(0.07)
Cash flow from (used for) operations	(13,651)	(7,796)	(1,411)	4,654	9,330	10,723	9,194	3,033
Cash flow per share - basic	(0.08)	(0.05)	(0.01)	0.03	0.06	0.07	0.07	0.02

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Management, including the COO and CFO, has evaluated the effectiveness of the Company’s disclosure control and procedures as of September 30, 2009. Based on this evaluation, Management concluded during the interim period ended September 30, 2009, no material changes in the Company’s internal controls and procedures have occurred during the Company’s most recent interim period, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

As reported in the Company’s 2008 annual MD&A, the Company concluded that the following material weaknesses in internal controls over financial reporting as of December 31, 2008 existed:

•	The Company did not effectively implement certain corporate governance policies; and

•	The Company did not have effective policies and procedures governing the authorization of transactions including material agreements.

Remediation Effort in 2009

The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness in internal controls over financial reporting. We have implemented or are implementing the following measures, which will improve significantly our disclosure controls, procedures and internal control over financial reporting:

•	The Company will implement a delegation of authority to guide decisions and provide guidance to the dollar level amount of transactions that can be entered into by employees at all levels; and

•	The implementation of a Board of Directors Mandate and Corporate Governance guidelines to be reviewed and approved on an annual basis.

Management believes that, through implementation of the measures noted above, we will address the conditions identified above as material weaknesses. We will monitor the effectiveness of these measures, and our internal control over financial reporting on an ongoing basis. We will continue to asses our remediation plans and will take further action, as appropriate, to strengthen our internal control over financial reporting.

Additional information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.cansup.com.

Canadian Superior Energy Inc.	Q3 2009 MD&A	Page 14

Document 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Leif Snethun, Chief Operating Officer of Canadian Superior Energy Inc., certify the following:

1.
Review: I have reviewed the interim financial statements and interim MDA (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair representation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings:

	a)	designed CD&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

		i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MDA for each material weakness relating to design existing at the end of the interim period

	a)	a description of the material weakness;

	b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

	c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MDA any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

(signed) “Leif Snethun”
Leif Snethun
Chief Operating Officer
Canadian Superior Energy Inc.

Document 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Robb Thompson, Chief Financial Officer of Canadian Superior Energy Inc., certify the following:

1.
Review: I have reviewed the interim financial statements and interim MDA (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended September 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair representation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.1 and 5.2, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings:

	a)	designed CD&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

		i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting – Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MDA for each material weakness relating to design existing at the end of the interim period

	a)	a description of the material weakness;

	b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

	c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MDA any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 12, 2009

(signed) “Robb Thompson”
Robb Thompson
Chief Financial Officer
Canadian Superior Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	November 12, 2009	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer